2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

June 25, 2018

Via EDGAR Transmission

Christina DiAngelo Fettig
Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Foundation Funds N-14 Prospectus/Information Statement

Dear Ms. Fettig and Ms. Hahn:

On behalf of Delaware Group Foundation Funds (the "Registrant"), the following are the Registrant's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") communicated telephonically with respect to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Delaware Foundation Conservative Allocation Fund (the "Acquired Fund"), a series of the Registrant, into the Delaware Foundation Moderate Allocation Fund (the "Acquiring Fund"), also a series of the Registrant.  The Registration Statement was filed with the SEC on May 23, 2018. Each Staff comment is summarized below, followed by the Registrant's response to the comment.

A.	Accounting comments

1.	Comment: Is there any repositioning anticipated in connection with the reorganization, either before or after?

Response:  Due to the Acquired Fund's more conservative investment strategy, a limited number of securities, which is currently anticipated to be less than 4% of the post-reorganization combined portfolio, may need to be sold in order to ensure that, post-reorganization, the Acquiring Fund does not exceed its strategic policy ranges for particular asset classes as described in the Funds' Prospectus.

Christine DiAngelo Fettig and Jaea Hahn
June 25, 2018

2.	Comment: Confirm that the fees presented are current fees in accordance with Item 3 of N-14.

Response: The Registrant so confirms.

3.
Comment: State whether the Board considered whether Delaware Management Company, the Funds' investment adviser (the "Manager"), would benefit from the reorganization by having to waive less of its advisory fee when the Acquired Fund is merged into the Acquiring Fund.

Response: The Registrant will add the requested disclosure.

4.	Comment: The annual fund operating expenses shown for Institutional Class shares do not properly foot.

Response: The Registrant will correct the numbers in this table.

5.
Comment: What is the anticipated effect of the reorganization costs in terms of basis points? If the anticipated reorganization costs amount to one basis point or greater, the net expense ratio would be higher than the stated expense waiver limit and the Registrant Statement needs to be revised accordingly.  In addition, the fee waiver has to be effective for at least one year from the date of the Registration Statement.

Response: The Registrant anticipates that the reorganization costs will be less than one basis point.  The Registrant will revise the waiver date disclosure to ensure that it is in effect for at least one year from the effective date of the Registration Statement.

6.	Comment: Is the Registrant aware of any expected significant redemptions in the Acquired Fund in anticipation of the reorganization?

Response: The Registrant is not aware of any significant redemption activity in the Acquired Fund in connection with the reorganization.

7.
Comment: Reconcile the ($58,666) in pro forma adjustments to capitalization in terms of net assets (all classes) included in the capitalization table on page 47 of the N-14, with the  reorganization costs that are quoted at $75,000, with 1/3 of the costs to be borne by each Fund, included elsewhere in the N-14.

Response: The pro forma adjustments, and other applicable disclosure, will be revised to reflect that the anticipated costs of the reorganization will be approximately $88,000.

8.
Comment: Please add a note similar to the following to the Pro Forma Schedule of Investments: "As of [___], all of the securities held by the target fund would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.

Christine DiAngelo Fettig and Jaea Hahn
June 25, 2018

Response:  The Registrant will add the following disclosure:  "As of June 22, 2018, substantially all of the securities held by the Acquired Fund would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.  All of the Acquired Fund's securities may be held by the Acquired Fund; however, due to the Acquired Fund's more conservative investment strategy, a limited number of securities, which is currently anticipated to be less than 4% of the post-reorganization combined portfolio, may need to be sold in order to ensure that, post-reorganization, the Acquiring Fund does not exceed its strategic policy ranges for particular asset classes as described in the Prospectus."

9.	Comment: In the pro forma statement of assets and liabilities, why is more than $50,000 in reorganization expense allocated to the Funds?

Response:  The reorganization costs estimate has been increased to $88,000, which accounts for the expense allocation to the Funds.  The Registrant will revise the Registration Statement to properly reflect this final estimate.

10.
Comment:  Explain the nature of the adjustment to "Legal Fees'' in the pro forma statement of operations.  Also, enhance the description in footnotes in A and B.  For example enhanced descriptions could include adjustments related to economies of scale, elimination of duplicative services or differences in contract rates, if applicable.

Response: The requested changes will be made.

11.
Comment:  In the notes to the pro forma financial statements, total cost estimate of $88,000 in Note 4 – Allocation of Transaction Costs is inconsistent with the disclosure on page 42 of the Registration Statement.

Response: Please see the response to Comment 9.

B.	Disclosure Comments

12.	Comment: Consider adding disclosure at the beginning of the Registration Statement explaining why the reorganization is in the best interests of the Acquired Fund shareholders.

Response: The requested change will be made.

13.	Comment: In the third paragraph of the introductory section of the Registration Statement, note the inception date for each Fund and its respective assets under management.

Response: The requested change will be made.

14.
Comment: Under the "Comparison of Investment Objectives, Strategies, Investment Restrictions and Risks," clarify that the Acquired Fund's risk/return profile is more conservative than the Acquiring Fund.

Christine DiAngelo Fettig and Jaea Hahn
June 25, 2018

Response: The requested change will be made.

15.	Comment: Why is the Bloomberg index included in the average annual return table for the Acquiring Fund?

Response: Because the Fund may invest between 30%-60% of its assets in fixed income securities, the Bloomberg Barclays US Aggregate Index has been included as a secondary benchmark.  A footnote will be added to the table reflecting this response.

16.	Comment: In the "Choosing a share class – Class C shares," remove the reference in the fifth bullet point to the June date.

Response: The requested change will be made.

17.
Comment:  Add disclosure under the "Redemption-in-kind" section explaining that if a shareholder receives a redemption in-kind, he will be exposed to market risk until the securities received are sold and will incur brokerage costs in making such sales.

Response: The requested change will be made.

18.
Comment:  Discuss the lack of scale issue for the Acquiring Fund early in the Registration statement.  Also, discuss whether the Funds' Board considered any materials factors against reorganizing the Acquired Fund.  Explain how the Acquiring Fund is languishing and how the reorganization will correct that issue.

Response:  The Registrant will add disclosure in the beginning of the registration statement discussing the Acquired Fund's small scale.  In addition, the Registrant believes that the Registrant Statement currently addresses whether the Funds' Board considered any material factors against reorganization (e.g., the disclosure noting the alternatives to reorganization that the Board considered) and how the reorganization will serve to address the small scale issue (e.g., portfolio management of small sleeves) under "Reasons for the Reorganization."

Christine DiAngelo Fettig and Jaea Hahn
June 25, 2018

19.	Comment: In the first sentence of the introductory paragraph to the "Information about the Reorganization and the Plan" section, delete the phrase "and is qualified in its entirety by the Plan."

Response: The requested change will be made.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody

cc:	Jonathan M. Kopcsik

Earthen Johnson
Macquarie Investment Management